UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            Finlay Enterprises, Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $0.01
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    317884203
             -------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 317884203

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Jeffrey Peskind

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     United States

NUMBER OF                     5.  SOLE VOTING POWER                           0
SHARES
BENEFICIALLY                  6.  SHARED VOTING POWER                         0
OWNED BY EACH
REPORTING                     7.  SOLE DISPOSITIVE POWER                      0
PERSON WITH:
                              8.  SHARED DISPOSITIVE POWER                    0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     0

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

      0.0%

12.  Type of Reporting Person (See Instructions)

     IN

CUSIP No. 317884203

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Phoenix Investment Adviser LLC

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Delaware

NUMBER OF                     5.  SOLE VOTING POWER                           0
SHARES
BENEFICIALLY                  6.  SHARED VOTING POWER                         0
OWNED BY EACH
REPORTING                     7.  SOLE DISPOSITIVE POWER                      0
PERSON WITH:
                              8.  SHARED DISPOSITIVE POWER                    0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     0

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     0.0%

12.  Type of Reporting Person (See Instructions)

     IA

CUSIP No. 317884203

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     JLP Credit Opportunity Master Fund, Ltd.

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Cayman Islands

NUMBER OF                     5.  SOLE VOTING POWER                           0
SHARES
BENEFICIALLY                  6.  SHARED VOTING POWER                         0
OWNED BY EACH
REPORTING                     7.  SOLE DISPOSITIVE POWER                      0
PERSON WITH:
                              8.  SHARED DISPOSITIVE POWER                    0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     0

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     0.0%

12.  Type of Reporting Person (See Instructions)

     CO

Item 1.

(a)      The name of the issuer is Finlay Enterprises, Inc. (the "Issuer").

(b) The principal executive offices of the Issuer are located at 529 5th Avenue, New York, New York 10017, United States.

Item 2.

(a) This statement (this "Statement") is being filed by (i) JLP Credit Opportunity Master Fund Ltd., a Cayman Islands exempted company (the "Fund"), (ii) Phoenix Investment Adviser LLC, a Delaware limited liability company (the "Investment Manager"), which serves as the investment manager of the Fund, and (iii) Jeffrey Peskind, the Managing Director of the Investment Manager and the Portfolio Manager for the Fund (all of the foregoing, collectively, the "Filers"). The Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Investment Manager also manages other accounts on a discretionary basis. The Fund and individual account holders directly own the common shares reported in this Statement. Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.

(b)      The principal business office of the Fund is:

         c/o Walkers SPV Limited
         Walker House
         87 Mary Street
         George Town, Grand Cayman KY1-9002
         Cayman Islands

         The principal business office of each of the Investment Manager and Mr. Peskind is:

         The Graybar Building
         420 Lexington Avenue
         Suite 2225
         New York, New York 10170

(c)      For citizenship information see Item 4 of the cover page of each Filer.

(d) This Statement relates to the Common Stock, par value $0.01 per share, of the Issuer (the "Common Stock").

(e) The CUSIP Number of the Common Stock is listed on the cover pages hereto.

Item 3.  If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
         (c), check whether the person filing is a:

(a)  [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
         78o).
(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)  [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
         78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)  [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.  Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2, which information is given as of December 31, 2008.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)      Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009

                                       JEFFREY PESKIND
                                       PHOENIX INVESTMENT ADVISER LLC
                                       JLP CREDIT OPPORTUNITY MASTER FUND LTD.

                                       By: /s/ Jeffrey Peskind
                                           -------------------------------------
                                           Jeffrey Peskind, for himself, as
                                           Managing Director of the Investment
                                           Manager and as Portfolio Manager of
                                           the Fund